Exhibit 99.(k)(2)

NORTHSTAR REAL ESTATE CAPITAL INCOME MASTER FUND

SEED CAPITAL INVESTMENT AGREEMENT

THIS SEED CAPITAL INVESTMENT AGREEMENT (this “Agreement”) is made this __ day of March, 2016, by and among NorthStar Real Estate Capital Income Master Fund, a statutory trust organized under the laws of the State of Delaware (the “Master Fund”) and NorthStar Realty Finance Corp. (“NRFC”), a corporation organized under the laws of the State of Maryland.

WHEREAS, NSAM B-RECF Ltd. (the “Advisor”) and NSAM US-RECF, LLC (the “Co-Advisor”), both affiliates of NRFC, are investment advisers that are registered under the Investment Advisers Act of 1940, as amended, and expect to enter into an investment advisory agreement and co-advisory agreement, respectively, with the Master Fund; and

WHEREAS, NRFC desires to invest seed capital into the Master Fund and the Master Fund desires to issue common shares of beneficial interest, par value $0.001 per share (the “Shares”), in consideration therefor subject to the terms and conditions set forth in this Agreement; and

WHEREAS, Section 14(a) of the Investment Company Act of 1940, as amended, requires each registered investment company to have a net worth of at least $100,000 before making a public offering of its securities, unless certain other arrangements have been met.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Offer and Purchase.

The Master Fund offers to NRFC, and NRFC agrees to purchase 222,222.22 Shares of the Master Fund, for a purchase price of $9.00 per Share. The Master Fund agrees to issue the Shares upon receipt from NRFC of $2,000,000.00, pursuant to the wire instructions set forth in Exhibit A hereto.

2.	Representation and Understanding.

NRFC represents and warrants to the Master Fund that the Shares are being acquired for investment for its own account and not on behalf of any other person or persons and not with a view to, or for sale in connection with, any distributions thereof. NRFC represents and warrants that it shall not make any sale, transfer or other disposition of the Shares in violation of the Securities Act of 1933, as amended (the “1933 Act”). NRFC is purchasing the Shares in order to provide seed capital for the Master Fund.

NRFC understands that the Shares are not being registered under the 1933 Act on the grounds that this transaction is exempt from registration, and that reliance by the Master Fund on such exemptions is predicated in part on the representations set forth in this letter.

NRFC understands and agrees that the Master Fund may refuse to permit it to sell, transfer or dispose of the Shares unless there is in effect a registration statement under the 1933 Act covering such transfer, or unless it is furnished with an opinion of counsel, satisfactory to counsel for the Master Fund, to the effect that such registration is not required.

NRFC has either consulted its own investment adviser, attorney or accountant about the investment and proposed purchase of Shares and its suitability to it or chosen not to do so, despite the recommendation of that course of action by the Master Fund.

NRFC has received a copy of the forms of the Declaration of Trust and Bylaws of the Master Fund, as well as a copy of the Registration Statement on file with the Securities and Exchange Commission, and understands the risks of, and other considerations relating to, a purchase of Shares.

NRFC (i) is knowledgeable and experienced with respect to the financial, tax and business aspects of the ownership of Shares and of the business contemplated by the Master Fund and is capable of evaluating the risks and merits of purchasing Shares and, in making a decision to proceed with this investment, have not relied upon any representations, warranties or agreements, other than those set forth in this Agreement and (ii) can bear the economic risk of an investment in the Master Fund for an indefinite period of time, and can afford to suffer the complete loss thereof.

NRFC has been given access to, and prior to the execution of this Agreement was provided with an opportunity to ask questions of, and receive answers from, the Master Fund or any of its principals concerning the terms and conditions of the offering of Shares, and to obtain any other information which NRFC and its investment representative(s) and professional advisor(s) requested with respect to the Master Fund and the investment in the Master Fund by NRFC in order to evaluate NRFC’s investment and verify the accuracy of all information furnished to NRFC regarding the Master Fund. All such questions, if asked, were answered satisfactorily and all information or documents provided were found to be satisfactory.

NRFC has evaluated the risks involved in investing in the Shares and has determined that the Shares are a suitable investment. Specifically, the aggregate amount of the investments NRFC has in, and NRFC’s commitments to, all similar investments that are illiquid is reasonable in relation to such entity’s net worth, both before and after the purchase of the Shares pursuant to this Agreement.

No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority on NRFC’s part is required for the execution and delivery of this Agreement by NRFC or the performance of NRFC’s obligations and duties hereunder.

Notwithstanding any other provision or representation within this Agreement, NRFC may direct one of its affiliates to purchase and retain the Shares on its behalf. In the event that an affiliate purchases and retains the Shares on behalf of NRFC, the representations and understandings made by NRFC herein shall be deemed to have been made by the affiliate purchasing the Shares on NRFC’s behalf.

3.	No Right of Assignment.

NRFC’s right under this Agreement to purchase the Shares is not assignable. For the avoidance of doubt, however, NRFC may direct one of its affiliates to purchase and retain the Shares on its behalf.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

NorthStar Real Estate Capital Income Master Fund

By:

Name:
Title:	President

NorthStar Realty Finance Corp.

By:

Name:
Title:	Chairman and Chief Executive Officer

Exhibit A

Wire Instructions for NorthStar Real Estate Capital Income Master Fund

Exhibit A